UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
14 September 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Noble Midstream Partners LP

File No. 333-207560 -- CF# 33039

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Noble Midstream Partners LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 22, 2015, as amended.

Based on representations by Noble Midstream Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public through December 31, 2025:

Exhibit	**Exhibit**
Exhibit 10.7	Exhibit 10.18.1
Exhibit 10.7.1	Exhibit 10.19
Exhibit 10.8.1	Exhibit 10.19.1
Exhibit 10.10	Exhibit 10.20
Exhibit 10.10.1	Exhibit 10.20.1
Exhibit 10.10.2	Exhibit 10.24
Exhibit 10.12	Exhibit 10.24.1
Exhibit 10.12.1	Exhibit 10.25
Exhibit 10.12.2	Exhibit 10.25.1
Exhibit 10.13	Exhibit 10.36
Exhibit 10.13.1	Exhibit 10.38
Exhibit 10.18	

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary